July 2, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mary K. Fraser

Re:	Encorium Group, Inc.
Registration No. 333-139628

Dear Ms. Fraser:

Pursuant to Rule 461 under the Securities Act of 1933, Encorium Group, Inc., a Delaware corporation (the “Company”), respectively requests that the Company’s Form S-3 Registration Statement (No. 333-139628) be declared effective on July 3, 2007 at 11:00 a.m. or as soon thereafter as possible.

In connection with this accelerated request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ENCORIUM GROUP, INC.

By:	/s/ Lawrence R. Hoffman
Lawrence R. Hoffman General Counsel, Secretary and Chief Financial Officer